EXHIBIT (a)(5)(F)

Contacts:

Sang-Baek Park

Arigene Co., Ltd.

83-25, Nonhyun-Dong, Kangnam-Gu

Seoul 135-010 Korea

82-2-3444-5777

ARIGENE CO., LTD. ENTERS INTO AMENDMENT TO MERGER AGREEMENT

WITH TRIMERIS, INC.

SEOUL, KOREA AND DURHAM, N.C. – November 17, 2009 – Arigene Co., Ltd., a Korean corporation traded on the Korean Securities Dealers Association Quotation System (“Arigene”) (KOSDAQ: 067850), today announced that it has entered into an amendment to its previously announced merger agreement dated October 2, 2009 with Trimeris, Inc. (“Trimeris”) (Nasdaq: TRMS). The amendment provides for an extension of the expiration date of the tender offer being conducted by Arigene for Trimeris’ outstanding common stock pursuant to the merger agreement and other adjustments pertaining to the agreement’s termination and escrow provisions.

As of 5:00 p.m. Eastern time on November 16, 2009, 18,462,006 shares of Trimeris’ common stock were tendered in the tender offer, representing 82.72% of the outstanding shares of Trimeris’ common stock.

The tender offer was originally scheduled to expire at midnight, New York City time, on Monday, November 16, 2009. The amendment provides an extension of the expiration date for the tender offer through 5:00 pm, New York City time, on Monday, December 28, 2009. The amendment also provides an extension of the outside date, the date after which either party may terminate the merger agreement if Arigene’s wholly-owned subsidiary, RTM Acquisition Company, has not accepted and paid for all shares validly tendered and not properly withdrawn prior to such time, to January 31, 2010.

Pursuant to the amendment, Arigene also agreed that certain conditions to Arigene’s obligation to accept for payment and pay for any shares of Trimeris’ common stock tendered pursuant to the tender offer have been satisfied as of 5:00 pm, New York City time on the date of the amendment and irrevocably waived compliance with such conditions at the close of the tender offer as extended thereby. The waived conditions include requirements that at the time of acceptance and payment for tendered shares of Trimeris’ common stock that the representations and warranties of Trimeris are true and correct, that Trimeris has performed all covenants and obligations under the merger agreement and the delivery of a management certificate from Trimeris as to satisfaction of these conditions.

Pursuant to the terms of the amendment, the parties also concurrently executed a joint instruction letter to the escrow agent, providing the release of $12,000,000 of the escrow deposit to Trimeris in consideration for the amendment.

About Trimeris, Inc.

Trimeris, Inc. (Nasdaq: TRMS) is a biopharmaceutical company engaged in the commercialization of therapeutic agents for the treatment of viral disease. The core technology platform of fusion inhibition is based on blocking viral entry into host cells. FUZEON®, approved in the U.S., Canada and European Union, is the first in a new class of anti-HIV drugs called fusion inhibitors. For more information about Trimeris, please visit the Company’s website at http://www.trimeris.com.

About Arigene Co., Ltd.

Arigene Co., Ltd. (KOSDAQ: 067850) is a developer, manufacturer and marketer of Ubiquitous Healthcare Systems (U-Healthcare) and related medical equipment in Korea. With its planned acquisition of Trimeris, Inc., Arigene is expanding its business to the broader biotechnology industry.

Cautionary Note regarding Forward Looking Statements

This document and any attachments may contain forward-looking information about the proposed transaction between Trimeris and Arigene, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, new product development, including obtaining regulatory approvals, and any other statements about Trimeris’ managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These forward looking statements involve known and unknown risks and uncertainties that may cause Trimeris’ actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Trimeris’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; transaction costs; whether results obtained in clinical studies or in preclinical studies will be indicative of results obtained in future clinical trials; whether Trimeris will be able to obtain regulatory approvals and such other factors as are set forth in the risk factors detailed from time to time in Trimeris’ periodic reports and registration statements filed with the Securities and Exchange Commission including, without limitation, the risk factors detailed in Trimeris’ Form 10-K filed with the Securities and Exchange Commission on March 13, 2009, which are incorporated herein by reference. The forward looking statements are made only as of the date of publication. Except as otherwise required by law, the Company specifically disclaims any obligation to update any of these forward looking statements.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Trimeris. Arigene has filed a tender offer statement on Schedule TO, as amended, with the SEC and has mailed an offer to purchase, forms of letter of transmittal and related documents to Trimeris stockholders. Trimeris has filed with the SEC and mailed to Trimeris stockholders, a solicitation/recommendation statement on Schedule 14D-9, as amended. These documents contain important information about the tender offer and stockholders of Trimeris are urged to read them carefully in their entirety, as well as any amendments or supplements to these documents if and when they become available. These materials were sent free of charge to all stockholders of Trimeris. Investors and security holders will also be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Arigene and Trimeris through the web site maintained by the SEC at www.sec.gov.

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